As filed with the Securities and Exchange Commission on June 3, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MCEWEN MINING INC.

(Exact name of registrant as specified in its charter)

Colorado	84-0796160
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

150 King Street West, Suite 2800

Toronto, Ontario, Canada M5H 1J9

(Address of principal executive offices)  (Zip code)

Amended and Restated McEwen Mining Inc. Equity Incentive Plan

(Full title of the plan)

Copy to:

Perry Y. Ing, Vice President and Chief Financial Officer

McEwen Mining Inc.

150 King Street West, Suite 2800

Toronto, Ontario, Canada M5H 1J9

(866) 441-0690

(Name, address and telephone number of agent for service)

David J. Babiarz, Esq. James A. Liebscher, Esq. Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, Colorado 80290 (303) 861-8013

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of securities	Amount to be	maximum offering	maximum aggregate	Amount of
to be registered	registered(1)	price per share (2)	offering price (2)	registration fee
Common Stock, no par value	4,000,000	$0.98	$3,920,000	$455.50

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of common stock which become issuable under the above-named plan by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of McEwen Mining Inc.’s outstanding shares of common stock.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (h) under the Securities Act, based upon the average of the high and low sale prices of the common stock as reported on the New York Stock Exchange on May 28, 2015.

EXPLANATORY NOTE

This Registration Statement on Form S-8 is being filed to register 4,000,000 shares of McEwen Mining Inc. (the “Registrant,” “us,” “our,” or “we”) common stock, no par value (“Common Stock”), to be issued pursuant to the Amended and Restated McEwen Mining Inc. Equity Incentive Plan (the “Restated Plan”). On March 27, 2015, the Registrant’s Board of Directors approved the Restated Plan to, among other things, increase the number of shares reserved for issuance under the Restated Plan. These actions were approved by the shareholders of the Registrant on May 28, 2015. Accordingly, as amended, the total number of shares of the Registrant’s Common Stock authorized for issuance under the Restated Plan is 17,500,000, of which 4,000,000 shares are being registered hereby. Pursuant to General Instruction E to Form S-8, the Company hereby incorporates by reference the contents of the Company’s registration statements on Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2000 (File No. 333-36600), as amended through the date hereof; on January 28, 2004 (File No. 333-112269), as amended through the date hereof; on July 13, 2007 (File No. 333-144563), as amended through the date hereof; and on January 24, 2012 (File No. 333-179144), as amended through the date hereof.

This Registration Statement also includes a reoffer prospectus that may be used for the offer and sale of securities by officers and directors of McEwen Mining Inc. who may be deemed to be “affiliates” of McEwen Mining Inc., as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”).  The reoffer prospectus contained herein has been prepared in accordance with the requirements of General Instruction C of Form S-8 and Part I of Form S-3.  Pursuant to Rule 429 of the Securities Act, the reoffer prospectus relates to shares of common stock covered by the Registration Statements of US Gold Corporation on Form S-8 filed with the Securities and Exchange Commission on May 9, 2000 (File No. 333-36600), as amended on October 6, 2005, and on January 28, 2004 (File No. 333-112269), as amended on October 6, 2005 and October 24, 2006, the contents of which are incorporated by reference herein pursuant to General Instruction E to Form S-8.

ii

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I will be sent or given to employees and other participants in the Restated Plan as specified by Rule 428(b)(1) of the Securities Act. In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

iii

REOFFER PROSPECTUS

McEWEN MINING INC.

2,715,000 shares of Common Stock,

no par value

This reoffer prospectus relates to the sale of 2,715,000 shares of common stock, no par value per share, that may be offered and resold from time to time by certain eligible participants and existing shareholders of our company identified in this prospectus (the “Selling Shareholders”) under the heading “SELLING SHAREHOLDERS.”  We will not receive the proceeds from sale of the shares.  The shares may be offered by Selling Shareholders: (i) in transactions in the over-the-counter market, on an automated inter-dealer system or national securities exchange on which shares of our common stock may be listed, in negotiated transactions, or a combination of such methods of sale, and (ii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.  The Selling Shareholders may effect such transactions by selling the shares to or through securities broker-dealers.  Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).  See “SELLING SHAREHOLDERS” and “PLAN OF DISTRIBUTION” in this prospectus for additional information.  The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) if the requirements for the availability of such rule have been satisfied.

The shares are “control securities” under the Securities Act before their sale under this prospectus.  This prospectus has been prepared for the purposes of allowing for future sales by Selling Shareholders on a delayed or continuous basis to the public without restriction.

The shares were or will be issued to the Selling Shareholders upon exercise of options granted to them under the Amended and Restated McEwen Mining Inc. Equity Incentive Plan (the “Plan”).  We have agreed to bear all expenses (other than underwriting discounts, selling commissions, and underwriter expense allowance, and fees and expenses of counsel and other advisers to the Selling Shareholders) in connection with the registration and sale of the shares being offered by the Selling Shareholders.

Our common stock is traded on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”), in each case under the symbol “MUX.” On June 2, 2015, the closing price of our common stock was $0.97 on the NYSE and C$1.22 on the TSX.

These Securities Involve a High Degree of Risk.  See “RISK FACTORS” beginning at Page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 3, 2015

ADDITIONAL INFORMATION AVAILABLE

The registration statement (including post-effective amendments) that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities the Selling Shareholders may offer under this prospectus.

The public may read and copy any materials we file with the Securities and Exchange Commission, which we refer to as the “SEC,” at the SEC’s Public Reference Room at 100 F Street N.E., Washington, DC 20549.  The public may obtain more information on the operation of the Public Reference Room by calling 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner of securities, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to:

McEwen Mining Inc.

150 King Street West, Suite 2800

Toronto, Ontario, Canada M5H 1J9

Telephone number:  (866) 441-0690

Attention: Perry Ing, Vice President and Chief Financial Officer

The following documents filed by us with the SEC (File Number 001-33190) are hereby incorporated by reference into this prospectus:

(a)                                 Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015;

(b)                                 Our Current Reports on Form 8-K filed on April 9, 2015, April 23, 2015 and May 29, 2015 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed);

(c)                                  Our Definitive Proxy Statement on Schedule 14A filed April 17, 2015 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014); and

(d)                                 The description of our capital stock contained in the registration statement on Form 8-A (Registration Number 001-33190) filed with the SEC on October 28, 2010.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) subsequent to the date of this prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are required to prepare reports under the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”), under the Canadian securities laws because we are listed on the Toronto Stock Exchange (“TSX”) and subject to Canadian securities laws. These standards are materially different from the standards generally permitted in reports filed with the United States (“U.S.”) Securities and Exchange Commission (“SEC”).

Definitions of terms under NI 43-101 differ materially from the definitions of those and related terms in Industry Guide 7 (“Industry Guide 7”) promulgated by the SEC. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “Final” or “Bankable” feasibility study or other report is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate government authority.

One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under Industry Guide 7 standards. U.S. investors should be aware that McEwen Mining’s properties located in Argentina (with the exception of the San José mine), Mexico and the United States do not have “reserves” as defined by Industry Guide 7 and are cautioned not to assume that any part or all of the disclosed mineralized material will be confirmed or converted into Industry Guide 7 compliant “reserves”.

Further, since we have no reserves on some of our properties as defined in Industry Guide 7, we have in the past and will continue to expense substantially all design, construction and development costs with regard to those properties, even though these expenditures are expected to have a future economic benefit in excess of one year. Only certain types of property and equipment which have alternative uses or significant salvage value may be capitalized without proven and probable reserves. We also expense our asset retirement obligations on those properties. Companies that have reserves under Industry Guide 7 typically capitalize these costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined. Unlike these other companies, we depreciate or amortize any capitalized costs on a straight-line basis based on the estimated useful life of the mine, as determined by our internal mine plans. As a result of these and other differences, our financial statements may not be comparable to the financial statements of mining companies that have established reserves as defined in Industry Guide 7.

Under NI 43-101, we report measured, indicated and inferred resources, which are measurements that are generally not permitted in filings made with the SEC. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves under Industry Guide 7. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically mineable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Canadian regulations permit the disclosure of resources in terms of “contained ounces” provided that the tonnes and grade for each resource are also disclosed; however, the SEC only permits issuers to report “mineralized material” in tonnage and average grade without reference to contained ounces. Under U.S. regulations, the tonnage and average grade described herein and other information disseminated to you would be characterized as mineralized material. We provide such disclosure about our properties to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements.

We also note that drill results are not indicative of mineralized material in other areas where we have mining interests. Furthermore, mineralized material identified on our properties does not and may never have demonstrated economic or legal viability.

SUMMARY

The following summary highlights information found in this prospectus and the documents incorporated by reference in this prospectus.  It does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “RISK FACTORS” and “DOCUMENTS INCORPORATED BY REFERENCE.”

As used in this prospectus, unless the context requires otherwise, the terms “McEwen Mining Inc.,” “we,” “our” and “us” refer to McEwen Mining Inc. and, where the context requires, our consolidated subsidiaries.

About the Company

History and Organization

We are a mining and minerals exploration company focused on precious and base metals in Argentina, Mexico and the United States. We were organized under the laws of the State of Colorado on July 24, 1979 under the name Silver State Mining Corporation. On June 21, 1988, we changed our name to U.S. Gold Corporation and on March 16, 2007, we changed our name to US Gold Corporation. On January 24, 2012, we changed our name to McEwen Mining Inc. after the completion of the acquisition of Minera Andes Inc. (“Minera Andes”) by way of a statutory plan of arrangement under the laws of the Province of Alberta, Canada.

We operate in Argentina, Mexico and the United States. As at December 31, 2014, we had an aggregate land position consisting primarily of mining claims, leases of mining claims or concessions of 814 square miles (2,109 square kilometers) in Argentina, 697 square miles (1,807 square kilometers) in Mexico, and 241 square miles (625 square kilometers) in Nevada. We own a 49% interest in Minera Santa Cruz S.A. (“MSC”), owner and operator of the producing San José mine in Santa Cruz, Argentina, which is controlled by the majority owner of the joint venture, Hochschild Mining plc (“Hochschild”). We also own the El Gallo 1 gold mine in Sinaloa, Mexico. In addition to our operating properties, we also hold interests in numerous exploration stage properties and projects in Argentina, Mexico and the United States, including the Gold Bar (“Gold Bar”) and Los Azules (“Los Azules”) projects.

Our objective is to increase the value of our shares through the exploration, development, and extraction of gold, silver and other valuable minerals. Other than the San José mine in Argentina, we generally conduct our exploration activities as sole operator, but we may enter into arrangements with other companies through joint venture or similar agreements in an effort to achieve our strategic objectives. We hold our mineral interests and property and operate our business through various subsidiary companies, each of which is owned entirely, directly, or indirectly, by us.

Our principal executive office is located at 150 King Street West, Suite 2800, Toronto, Ontario, Canada M5H 1J9 and our telephone number is (866) 441-0690. We also maintain offices in San Juan, Argentina; Guamuchil, Mexico; Elko and Reno, Nevada. Our website is www.mcewenmining.com. We make available our periodic reports and news releases on our website. Our common stock is listed on the New York Stock Exchange (“NYSE”) and on the Toronto Stock Exchange (“TSX”), in each case under the symbol “MUX”. Exchangeable shares of McEwen Mining—Minera Andes Acquisition Corp. are listed on the TSX under the symbol “MAQ”. Information contained on our website is not part of this prospectus.

In this prospectus, “McEwen Mining”, the “Company”, “our” and “we” refer to McEwen Mining Inc. together with our subsidiaries, unless otherwise noted. “Au” represents gold; “Ag” represents silver; “oz” represents ounce; “gpt” represents grams per metric tonne; “ft.” represents feet; “m” represents meter; “km” represents kilometer; and “sq.” represents square, and C$ refers to Canadian dollars. All of our financial information is reported in United States (U.S.) dollars, unless otherwise noted.

Segment Information

Our operating segments include Argentina, Mexico and the United States. As of December 31, 2014, our sales and long-lived assets were geographically distributed as follows:

	Sales(1)			Long-Lived Assets
	2014	2013	2012	2014	2013	2012
Mexico	100%	100%	100%	2%	1%	1%
Argentina	0%	0%	0%	82%	78%	78%
United States	0%	0%	0%	16%	20%	21%
Other	0%	0%	0%	0%	0%	0%

(1) Excludes our attributable portion of sales from the San José mine, which we account for under the equity method.

Products

The end product at our gold and silver operations is either in the form of doré or concentrate. Production from the San José mine generally consists of approximately 45% doré production and 55% concentrate production, while the El Gallo 1 mine produces primarily doré. Doré is an alloy consisting primarily of gold and silver but also containing other metals. Doré is sent to refiners to produce bullion that meets the required market standard of 99.95% gold and 99.9% silver. Under the terms of our refining agreements, the doré bars are refined for a fee, and our share of the refined gold and silver is credited to our account. Ore concentrate, or simply concentrate, is raw ore that has been ground finely to a powdery product where gangue (waste) is removed, thus concentrating the metal component. Concentrates from the mines in which we have an interest are shipped to third-party smelters and refineries for further processing to produce useful metals.

During 2014, we reported consolidated production attributable to us of 84,351 gold ounces and 3,195,733 silver ounces, for a total of 137,612 gold equivalent ounces (using a silver to gold ratio of 60:1). Of our consolidated gold and silver production, approximately 55% and 99%, respectively, came from the San José mine in Argentina and 45% and 1%, respectively, came from our El Gallo 1 mine in Mexico.

Gold and silver doré produced from the San José mine is sold at the prevailing spot market price based on the London A.M. fix, while concentrates are sold at the prevailing spot market price based on either the London P.M. fix or average of the London A.M. and London P.M fix depending on the sales contract. Concentrates are provisionally priced, whereby the selling price is subject to final adjustments at the end of a period ranging from 30 to 90 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. Due to the time elapsed between shipment and the final settlement with the buyer, MSC must estimate the prices at which sales of metals will be settled. At the end of each financial reporting period, previously recorded provisional sales are adjusted to estimated settlement metals prices based on relevant forward market prices until final settlement with the buyer.

Gold and silver doré produced in Mexico are generally sold at the prevailing spot market price.

During 2014, total gold and silver sales for the San José mine were $213.0 million. However, our share of earnings or losses under the equity method of accounting for the year ended December 31, 2014 was a loss of $5.3 million. Total gold and silver sales for the El Gallo 1 mine were $45.3 million during 2014. See our Form 10-K, filed on March 9, 2015, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information regarding production and operating results for our properties, and Item 8. Financial Statements and Supplementary Data, Note 2, Summary of Significant Accounting Policies—Investments, for additional information regarding the equity method of accounting.

The following table presents the annual high, low and average daily London P.M. fix prices per ounce for gold and silver over the past three years and 2015 to the most recent practical date on the London Bullion Market:

	Gold			Silver
Year	High	Low	Average	High	Low	Average
	(in dollar per ounce)
2012	$1,792	$1,540	$1,669	$37.23	$26.67	$31.15
2013	1,694	1,192	1,411	32.23	18.61	23.79
2014	1,385	1,142	1,266	22.05	15.28	19.08
2015 (through June 2, 2015)	1,296	1,147	1,211	18.23	15.47	16.65

On June 2, 2015, the London P.M. fix for gold was $1,193 per ounce and silver was $16.70 per ounce.

Gold and Silver Reserves

The following is the reserve information calculated by Hochschild for the San José mine as at December 31, 2014 which was completed and released on March 6, 2015.

These figures, reported on a 100% basis, were prepared by Hochschild and audited by P&E Mining Consultants Inc. whose report dated March 6, 2015, concluded that the reserve estimates for the San José mine prepared by Hochschild at December 31, 2014 provide a reliable estimation of reserves in accordance with the standards of the Joint Ore Reserve Committee of the Australian Institute of Mining and Metallurgy (“JORC”), NI 43-101, the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) best practices and Industry Guide 7.

At San José, the Proven and Probable Mineral Reserves are based on an Economic Cut-off Value (“ECOV”) of $185.90/t and a Marginal Cut-off Value (“MCOV”) of $78.13/t, using a price of $1,200/oz for gold and $20.00/oz for silver. The mineral reserves estimate takes into account marginal blocks of ore located within or on the periphery of higher grade zones. The marginal cut-off was defined by the value of ore that meets the variable costs, but not the fixed costs. The mineral reserve COV is based on historical January to October 2014 geologic, mining, plant and mine administration variable and fixed costs. The ECOV was estimated using both variable and fixed costs and the MCOV was estimated using variable costs only. The mineral reserve estimate is primarily based on the ECOV. Ore with a grade above the MCOV and less than the ECOV are included in the mineral reserve estimate if it was necessary to develop through them in order to access ore grades above the ECOV. A total of 75% of reserves are at or above the ECOV and 25% of mineral reserves are between the ECOV and the MCOV. The economic and marginal cut-offs used to estimate San José’s mineral reserves are 415 g/t Ag equivalent and 174 g/t Ag equivalent, respectively.

The reserves as presented are in-place and include mining dilution and mining losses, but do not include allowances for mill or smelter recoveries.

San José Reserves

Reserve Category	Tonnes (in thousands)	Silver (grams/tonne)	Silver ounces (in millions)	Gold (grams/tonne)	Gold ounces (in thousands)
Proven	1,224	520	20.46	7.15	281.4
Probable	708	365	8.31	6.09	138.6
Proven & Probable	1,932	463	28.77	6.76	420.0

There are no proven and probable reserves at El Gallo 1 in Mexico or any of our other properties.

Customers

During the year ended December 31, 2014, 73% of total sales from the San José mine were made to Argor-Heraeus S.A., LS-Nikko Copper Inc., and Republic Metals. Argor-Heraeus S.A., a Swiss company, is a purchaser of doré, which accounted for 20% of total sales. LS-Nikko Copper Inc., a Korean company, is a purchaser of concentrate, which accounted for 33% of total sales. Republic Metals., an American company, is a purchaser of concentrate and accounted for 20% of total sales.

MSC has sales agreement with each of these purchasers. MSC has already allocated all of its 2015 concentrate and doré production to its existing customers. However, any interruption of production or loss of one of these customers could temporarily disrupt the sale of metals and adversely affect its operating results.

At our El Gallo 1 mine, we either sell refined metal on the spot market, or doré under the terms set out in a doré purchase agreement we entered into with The Bank of Nova Scotia (“Scotia”), a Canadian financial institution. Under the terms of that agreement, dated in July 2012, we have the option to sell approximately 90% of the gold and silver contained in doré bars produced at the El Gallo 1 mine prior to the completion of refining by the third party refiner, which normally takes approximately 15 business days. During the year ended December 31, 2014, approximately 90% our sales from El Gallo 1 in Mexico were made through this doré purchase agreement. We also have an agreement to sell refined metal with a second Canadian financial institution.

Employees

As of March 2, 2015, we had 273 employees including 238 employees based in Mexico, 5 in Argentina, 8 in the United States, and 22 in Canada. All of our employees based in Canada work in an executive, technical or administrative position, while our employees in Mexico, Argentina and the United States include laborers, engineers, geologists, permitting specialists, information technologists, and office administrators. Some of our employees in Mexico are covered by union labor contracts and we believe we have good relations with our employees and their unions. We also frequently engage independent contractors in connection with certain administrative matters and the exploration of our properties, such as drillers, geophysicists, geologists, and other technical disciplines. As of March 2, 2015, MSC had 1,162 employees in Argentina.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should consider carefully the following risks, along with all of the other information included in this prospectus, including the information incorporated herein by reference, before deciding to buy our common stock.  Additional risks that we currently deem to be immaterial may also impair our business operations.  If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating to Our Company

We have incurred substantial losses since our inception in 1979 and may be unable to sustain profitability.

Since our inception in 1979, we have been unable to sustain profitability. As of December 31, 2014, our accumulated deficit, including non-cash impairment charges, was $919.6 million, including a net loss of $311.9 million for the year ended December 31, 2014. In the future, our ability to become profitable will depend on the profitability of the San José and El Gallo 1 mines, our ability to bring the El Gallo 2 and Gold Bar projects into production and generate revenue sufficient to cover our costs and expenses, and our ability to advance, sell or otherwise monetize our other properties, including the Los Azules copper project. In pursuit of that objective, we will seek to identify additional mineralization that can be extracted economically at operating and exploration properties. For our non-operating properties that we believe demonstrate economic potential, we need to either develop our properties, locate and enter into agreements with third party operators, or sell the properties. We may suffer significant additional losses in the future and may never again be profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our business requires substantial capital investment and we may be unable to raise additional funding on favorable terms to develop additional mining operations.

We will need to obtain additional financing, either in the form of debt or equity financing, to fund development of additional mining operations such as the El Gallo 2 or Gold Bar projects and possibly to continue our administrative activities. Our working capital balance, along with expected cash generated from mining operations at El Gallo 1 and any dividends received from MSC, is not expected to be sufficient to allow us to develop El Gallo 2, the next anticipated mine project, or to continue our operations indefinitely. Our ability to obtain necessary funding, in turn, depends upon a number of factors, including the state of the economy, our success at developing our properties and applicable commodity prices. We may not be successful in obtaining the required financing for El Gallo 2 or other purposes, on terms that are favorable to us or at all, in which case, our ability to continue operating could be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and the possible partial or total loss of our interest in certain properties.

The feasibility of mining at our El Gallo and Gold Bar properties has not been established in accordance with Industry Guide 7, and any funds spent by us on exploration and development could be lost.

A “reserve,” as defined by Industry Guide 7 of the SEC, is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. A reserve requires a SEC-compliant feasibility study or other report demonstrating with reasonable certainty that the deposit can be economically extracted and produced. Since we have not received a SEC-compliant report on any of our properties, we currently have no reserves as defined by Industry Guide 7, except for our 49% interest in the San José mine, and there are no assurances that we will be able to prove that there are reserves on our properties.

The mineralized material identified on our properties, including the El Gallo 1 mine where we are currently in production, does not and may never demonstrate economic viability. Substantial expenditures are required to establish reserves through drilling and additional study and there is no assurance that reserves will be established. The feasibility of mining at El Gallo, Gold Bar, or any other property has not been, and may never be, established. Whether a mineral deposit can be commercially viable depends upon a number of factors, including the particular attributes of the deposit, including size, grade, metallurgical recoveries and proximity to infrastructure; metal prices, which can be highly variable; and government regulations, including environmental and reclamation obligations. If we are unable to establish some or all of our mineralized material as proven or probable reserves in sufficient quantities to justify commercial operations, our investment in that property may be lost, and the market value of our securities may suffer.

We are required to prepare and file with the Canadian securities regulators estimates of mineralized material in accordance with NI 43-101. These standards are substantially different from the standards generally permitted to report reserve and other estimates in reports and other materials filed with the SEC. Under NI 43-101, we report measured, indicated and inferred resources, measurements which are generally not permitted in filings made with the SEC. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources reported in our Canadian filings will ever be converted into Industry Guide 7 compliant reserves.

There are significant risks and uncertainty associated with construction, commencing or expanding production or changing production plans without a current feasibility, pre-feasibility or scoping study. As such, the El Gallo Complex and Gold Bar properties may ultimately be determined to lack one or more geological, engineering, legal, operating, economic, social, environmental, and other relevant factors reasonably required to serve as the basis for a final decision to successfully complete all or part of these projects.

Fluctuating precious metals and copper prices could negatively impact our business.

The results of our gold and silver mining operations and the value of our mining properties are directly related to the market price of gold, silver and copper. The price of gold, silver and copper may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly, including a significant downward trend from 2012 to 2014, and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event mineral prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows. Our results of operations have been and could continue to be materially and adversely affected by the impairment of assets. An asset impairment charge may result from the occurrence of unexpected adverse events that impact our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties. The deteriorating economic outlook for companies in the mineral exploration and extraction sector and declines in commodity prices are likely to reduce the recoverable amount of our investment in MSC, El Gallo 1 mine, and other, non-producing mineral property interests including the Los Azules project, and therefore may increase our impairment charges in the future.

The volatility in gold, silver and copper prices is illustrated by the following table, which sets forth, for the periods indicated, the average market prices in U.S. dollars per ounce of gold and silver, based on the average daily London P.M. fix, and per pound of copper based on the London Metal Exchange Grade A copper settlement price:

Metal	2010	2011	2012	2013	2014
Gold	$1,224	$1,572	$1,669	$1,411	$1,266
Silver	20.19	35.12	31.15	23.79	19.08
Copper	3.42	4.00	3.61	3.32	3.11

Subsequent to December 31, 2014, and as of the date of this prospectus, mineral prices have continued to experience a downward trend, especially with respect to silver and copper. As at June 2, 2015, gold, silver and copper prices were of $1,193 per ounce, $16.70 per ounce, and $2.76 per pound, respectively. Should these downward trends continue, there is a possibility that we may record additional impairment charges in 2015 or future years.

The figures for our estimated mineralized material are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in our filings with securities regulatory authorities including the SEC, news releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and our internal geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralized material and grades of mineralization on our properties. Until ore is actually mined and processed, mineralized material and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot ensure that:

• these estimates will be accurate;

• mineralization estimates will be accurate; or

• this mineralization can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralization may affect the economic viability of placing a property into production and such property’s return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralization estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

We own our 49% interest in the San José mine and the other 51% is owned Hochschild Mining plc., under the terms of an option and joint venture agreement (“OJVA”), and therefore we are unable to control all aspects of the exploration and development of and production from this property.

Our interest in the San José mine is subject to the risks normally associated with the conduct of joint ventures. A disagreement between joint venture partners on how to conduct business efficiently, the inability of joint venture partners to meet their obligations to the joint venture or third parties, or litigation arising between joint venture partners regarding joint venture matters could have a material adverse effect on the viability of our interests held through the joint venture.

Our operations in Argentina and Mexico are subject to changes in political conditions, regulations and crime.

Although all of our operations are subject to changes in political conditions, regulations and crime, the Company has substantial investments in Argentina and Mexico and is therefore subject to risks normally associated with the conduct of business in foreign countries. Further, both Argentina and Mexico have undergone significant government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. There also is the risk of political violence and increased social tension in both Mexico and Argentina as these countries have experienced periods of crime and civil and labor unrest. Certain political and economic events such as acts, or failures to act, by government authorities in Argentina and Mexico, and acts of political violence could have a material adverse effect on our ability to operate in the country.

With respect to our San José mine, there are risks relating to an uncertain or unpredictable political and economic environment in Argentina. For instance, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations in 2002 and 2003, and defaulted again on its bonds in 2014 after failing to reach an agreement with certain of its bondholders. In 2008, the Argentine government also reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country. In 2012, Argentina’s President announced the nationalization of the majority stake of Yacimientos Petrolíferos Fiscales (YPF), Argentina’s largest oil company. In 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and the capital gains exception for non-resident taxpayers was repealed. Although these particular changes have not affected the San José mine, there can be no assurance that the Argentine government will not unilaterally take other action which could have a material adverse effect on our projects in the country or that Argentina will continue to honor any fiscal agreements or tax stability rights provided to MSC.

There also exist current restrictions to imports and provisions relating to local sourcing of transports and substitution of imports of goods and services. These measures may impact the quality and supply of products and services required for our Argentine operations, including specifically the San José mine. Other unanticipated changes by the Argentine government could adversely impact the profitability of the San José mine or affect our ability to explore or develop all or part of our Los Azules project or other exploration properties in Argentina. Political and economic events such as acts, or failures to act, by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on our ability to operate.

With respect to our El Gallo 1 mine in Mexico, in recent years, there has been a marked increase in the level of violence and crime including that relating to drug cartels in Sinaloa state where we operate and in other regions of Mexico, including theft of physical assets such as gold concentrate. Such activity may disrupt our ability to carry out exploration and mining activities, affect the safety and security of our employees and contractors, and have a material adverse effect on our results of operations or financial condition. We were the victim of such a crime in April 2015, when we were robbed of approximately 600 kilograms of gold-bearing concentrate containing an estimated 6,350 ounces of gold equivalent with a cost of approximately $2.8 million and estimated fair value of $7.7 million as of April 7, 2015. Although we believe a portion of this loss will be covered by insurance, we expect that it still will have a material adverse effect on our sales revenue and results of operation. There is no assurance that we will not be subject to additional acts of crime or violence in the future. In addition, our exploration and mining activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions, including as a result of periodic elections, that could increase the costs related to our activities or maintaining our properties.

Legislation has been enacted that has and may in the future significantly and adversely affects the mining industry.

In Argentina, in June 2013, the Province of Santa Cruz passed amendments to the Provincial Tax Code and Provincial Tax Law, which imposes a new tax on mining reserves in the Province. The law came into effect on July 5, 2013. The tax amounts to 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing operations. Regulations require that the tax be calculated on “measured” reserves, and MSC has interpreted this to mean “proven” reserves. The Province has not disputed this interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at the time. MSC has filed a legal claim disputing the legality of the new tax and has paid the initial installments under protest.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we control with respect to our U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

Recent Argentine foreign exchange regulations and export revenue repatriation requirements could adversely affect our liquidity and operations.

In October 2011, Argentina announced a decree under which a previously granted exemption was eliminated, therefore requiring mining companies to repatriate mining revenues to Argentine currency before distributing revenue either locally or overseas. Fluctuation in the value of the Argentine peso as a result of the repatriation requirement and the repatriation requirement may create inefficiencies in the ability to transfer any earnings from Argentina and result in substantial transaction costs. Further, there are additional transaction costs imposed by the central bank for transferring funds from and within Argentina.

In April 2012, Argentina announced further rules which initially reduced the number of days mining companies have to repatriate funds relating to exports sales to 15 days and then subsequently in July 2012, relaxed the repatriation requirement to 79 days on the export of doré and 180 days on the sale of concentrates for certain mining companies including MSC which operates the San José mine.

Further, under current regulations, Argentine residents, including MSC, are not allowed to purchase in the foreign exchange market relevant amounts of foreign currency without a specific purpose, which includes foreign currency to be held in Argentina and other cross-border transfers. While Argentine companies may freely acquire and transfer foreign currency abroad to pay profits and dividends to foreign shareholders (provided that they relate to final and audited financial statements), in an attempt to stop capital flight and control the dollar, the government has continued restricting, by means of a “de facto” measure, the transfer of dividends abroad.

These restrictions and any additional restrictions on the Argentine foreign exchange regime or export repatriation requirements could affect our liquidity and operations in Argentina, and our ability to access such funds.

Our business is subject to U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. For example, the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage, and often carry substantial penalties. There can be no assurance that our internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on our business, financial position and results of operations or cause the market value of our common shares to decline.

We are subject to foreign currency risk.

While we transact most of our business in U.S. dollars, expenses, such as labor, operating supplies, and property and equipment, are denominated in Canadian dollars, Mexican pesos or Argentine pesos. As a result, currency exchange fluctuations may impact our operating costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases costs and the cost of purchasing property and equipment in U.S. dollar terms in Mexico, Argentina and Canada, which can adversely impact our operating results and cash flows. Conversely, a depreciation of non-U.S. dollar currencies usually decreases operating costs and property and equipment purchases in U.S. dollar terms in foreign countries.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a depreciation in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may in the future actively manage our exposure to foreign currency exchange rate risk. We also hold portions of our cash reserves in Canadian, Mexican and Argentine currency.

Increased operating and capital costs could affect our profitability.

Costs at any particular mining location are subject to variation due to a number of factors, such as variable ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body, as well as the age and utilization rates for the mining and processing-related facilities and equipment. In addition, costs are affected by the price and availability of input commodities, such as fuel, electricity, labor, chemical reagents, explosives, steel and concrete and mining and processing-related equipment and facilities. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability and operating cash flow.

We could have significant increases in capital and operating costs over the next several years in connection with the development of new projects in challenging jurisdictions and in the sustaining and/or expansion of existing mining and processing operations. Costs associated with capital expenditures have escalated on an industry-wide basis over some of the last several years, as a result of factors beyond our control, including the prices of oil, steel and other commodities and labor, as well as the demand for certain mining and processing equipment. Increased capital expenditures may have an adverse effect on the profitability of and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

Our estimated timetables to achieve production for the El Gallo 2 and Gold Bar properties may not be accurate.

The final decision to proceed with the construction of our El Gallo 2 project, for which a feasibility study was completed in 2012, has not been made. We plan to complete cost savings studies, review financing alternatives and continue to evaluate a production decision. Any decision to proceed would be based on silver prices and securing financing on terms that we believe are more favorable to us than those that were available to us at the time of filing this prospectus. With respect to the Gold Bar project, based on the 2012 preliminary feasibility study, we believe production may be achieved in 2016. However, the Gold Bar preliminary feasibility study is preliminary in nature and is subject to change due to factors within and outside of our control. There is no certainty that the economics estimated in the preliminary feasibility study will be realized or that we will be able to begin production within the timelines estimated, if at all.

Further, we may also be unable to obtain the necessary permits in a timely manner, on reasonable terms or on terms that provide us sufficient resources to develop our properties. These and other factors may cause us to delay production at El Gallo 2 and our Gold Bar properties beyond our current expectations, or cancel our plans entirely.

Development at Los Azules presents development challenges that may negatively affect, if not completely negate, the feasibility of development of the property.

The Los Azules property is located in a remote location that is accessed by 75 miles (120 kilometers) of unimproved dirt road with eight river crossings and two mountain passes both above 13,451 feet (4,100 meters). Even assuming that technical difficulties associated with this remote location can be overcome, the capital costs may make the project uneconomical. According to a new NI 43-101 Preliminary Economic Assessment (“PEA”) filed on November 7, 2013 with an effective date of August 1, 2013, capital costs were estimated to be $3.9 billion initially and $5.5 billion over the life of the mine with an accuracy target of plus or minus 35%. In order for Los Azules to be economically feasible for development, the price of copper would have to achieve and remain at a level high enough to justify the high capital costs estimated for the project. There can be no assurance that these capital cost estimates are accurate, given the inflationary pressure in the mining industry and in Argentina in particular. If the long term price of copper were to remain low or decrease significantly below the current price or capital cost estimates increase significantly, Los Azules may not be feasible for development, and we may have to write-off the remaining carrying value of the asset. Furthermore, the project’s economic feasibility has not yet been demonstrated through a full feasibility study. The PEA is preliminary in nature, includes NI 43-101 mineral resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves either under Industry Guide 7 or NI 43-101, and there is no certainty that the PEA will be realized. Finally, we may not be able to raise sufficient capital to develop the property; we may not receive the required permits or environmental approvals; we may not be able to construct the necessary power and infrastructure assets; and, we may not be able to attract qualified workers to build such a project, any of which could result in the delay or indefinite postponement of development at the property. Such a result would have a material adverse effect on our Company.

We may acquire additional exploration stage properties and we may face negative reactions if reserves are not located on acquired properties.

We have in the past and may in the future acquire additional exploration stage properties. There can be no assurance that we have or will be able to complete the acquisition of such properties at reasonable prices or on favorable terms and that reserves will be identified on any properties that we acquire. We may also experience negative reactions from the financial markets if we are unable to successfully complete acquisitions of additional properties or if reserves are not located on acquired properties. These factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could materially and adversely affect our operations.

Exploration for and production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Few properties that are explored are ultimately advanced to production. Our current exploration efforts are, and future development and mining operations we conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

• economically insufficient mineralized material;

• fluctuations in production costs that may make mining uneconomical;

• availability of labor, contractors, engineers, power, transportation and infrastructure;

• labor disputes;

• potential delays related to social, public health, and community issues;

• unanticipated variations in grade and other geologic problems;

• environmental hazards;

• water conditions;

• difficult surface or underground conditions;

• industrial accidents;

• metallurgical and other processing problems;

• mechanical and equipment performance problems;

• failure of pit walls or dams;

• unusual or unexpected rock formations;

• personal injury, fire, flooding, cave-ins and landslides; and

• decrease in reserves or mineralized material due to a lower silver, gold or copper price.

Any of these risks can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues and production dates. We currently have no insurance to guard against any of these risks, except in very limited circumstances. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable.

We do not insure against all risks to which we may be subject in our operations.

We currently maintain insurance to insure against general commercial liability claims and physical assets at our properties in Argentina, Mexico, and the United States, including losses associated with theft of our physical assets. Such insurance contains certain exclusions and limitations on coverage and we do not maintain insurance to cover all of the potential risks associated with our operations. Our other exploration projects have no existing infrastructure for which we insure. We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available, or may not be adequate to cover liabilities. We might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production which may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce or terminate our operations.

Shortages of critical parts and equipment may adversely affect our operations and development projects.

The mining industry has been impacted, from time to time, by increased demand for critical resources such as input commodities, drilling equipment, trucks, shovels and tires. These shortages have, at times, impacted the efficiency of our operations, and resulted in cost increases and delays in construction of projects; thereby impacting operating costs, capital expenditures and production and construction schedules.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations on our mining properties.

Our mining operations, including ongoing exploration drilling programs, require permits from the state and federal governments, including permits for the use of water and for drilling wells for water. We may be unable to obtain these permits in a timely manner, on reasonable terms or on terms that provide us sufficient resources to develop our properties, or at all. Even if we are able to obtain such permits, the time required by the permitting process can be significant. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our properties will be adversely affected, which may in turn adversely affect our results of operations, financial condition, cash flows and market price of our securities.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property. Our U.S. mineral properties include leases of unpatented mining claims, as well as unpatented mining and millsite claims which we control directly. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally more risky. Our concessions in Mexico are subject to continuing government regulation and failure to adhere to such regulations will result in termination of the concession. Similarly, under Argentine Law, failure to comply with applicable conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations.

We cannot ensure that we will have an adequate supply of water to complete desired exploration or development of our mining properties.

Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Our operations in Argentina, Mexico and the United States are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production at our mines is dependent on our ability to maintain our water rights and claims and to defeat claims adverse to our current water uses in legal proceedings. Although each of our operations currently has sufficient water rights and claims to cover its operational demands, we cannot predict the potential outcome of pending or future legal proceedings relating to our water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of the Company’s control.

Our continuing reclamation obligations at Tonkin, El Gallo and other properties could require significant additional expenditures.

We are responsible for the reclamation obligations related to disturbances located on all of our properties, including the Tonkin Complex. We have posted a surety bond in the amount of the estimated reclamation obligation at the Tonkin Complex. We submitted a mine closure plan to the BLM for the Tonkin Complex during the fourth quarter of 2010. The closure plan for the Tonkin mine is currently undergoing an environmental review pursuant to the National Environmental Policy Act. The plan was accepted by the NDEP in March 2012 but is still under review by the BLM pursuant to the National Environmental Policy Act. It is possible that reclamation plan cost estimates and bonding requirements may increase as a result of this review. The Company, however, is unable to meaningfully estimate possible increases at this time. We have not posted a bond in Mexico relating to the El Gallo Complex, as none is required but have recorded a liability based on the estimated amount of our reclamation obligations. There is a risk that any surety bond or recorded liability, even if increased based on the analysis and work performed to update the reclamation obligations, could be inadequate to cover the actual costs of reclamation when carried out. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional bonding requirements, that the surety bonds may no longer be accepted by the governmental agencies as satisfactory reclamation coverage, in which case we would be required to replace the surety bonding with cash, and further, that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

Our ongoing operations and past mining activities are subject to environmental risks, which could expose us to significant liability and delay, suspension or termination of our operations.

All phases of our operations are subject to Argentine, Mexican and American federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste, including cyanide. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for us and our officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on our properties that are unknown to us at the present and that have been caused by us, or previous owners or operators, or that may have occurred naturally. Mining properties from the companies we have acquired may cause us to be liable for remediating any damage that those companies may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties. Failure to comply with applicable environmental laws, regulations and permitting requirements may also result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

We have transferred our interest in several mining properties over past years, some of which are now being operated by third parties. Under applicable U.S. federal and state environmental laws, as prior owner of these properties, we may be liable for remediating any damage that we may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties.

Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased. Any changes in government policies may be costly to comply with and may delay mining operations. Future changes in such laws and regulations, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. If our interests are materially adversely affected as a result of a violation of applicable laws, regulations, or permitting requirements or a change in applicable law or regulations, it would have a significant negative impact on the value of our company and could have a significant impact on our stock price.

Global climate change is an international concern, and could impact our ability to conduct future operations.

Global climate change is an international issue and receives a substantial amount of publicity. We would expect that the imposition of international treaties or Argentina, Mexican, and American federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of our mining projects and increase our operating costs.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties.

We compete with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim staking, lease or acquisition in Argentina, Mexico and the United States, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than we do. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition may be unavailable to us due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in our Company being unable not only to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation, financial condition and cash flows.

Our lack of operating experience may cause us difficulty in managing our growth.

Our management team, as a whole, has limited experience in developing and operating a mine. We are currently working towards the development of El Gallo 2 in Mexico and our Gold Bar project in Nevada. If we are unable to successfully finance and place these projects into production, our stock price may suffer and you may lose some or all of your investment. Our ability to manage the anticipated growth that we expect will accompany placing one or more of those properties into production will require us to improve and expand our management and our operational systems and controls. If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

To the extent that we seek to expand our operations and increase our reserves through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.

From time to time, we examine opportunities to make selective acquisitions in order to provide increased returns to our shareholders and to expand our operations and reported reserves and, potentially, generate synergies. The success of any acquisition would depend on a number of factors, including, but not limited to:

• Identifying suitable candidates for acquisition and negotiating acceptable terms;

• Obtaining approval from regulatory authorities and potentially the Company’s shareholders;

• Maintaining our financial and strategic focus and avoiding distraction of management during the process of integrating the acquired business;

• Implementing our standards, controls, procedures and policies at the acquired business and addressing any pre-existing liabilities or claims involving the acquired business; and

• To the extent the acquired operations are in a country in which we have not operated historically, understanding the regulations and challenges of operating in that new jurisdiction.

There can be no assurance that we will be able to conclude any acquisitions successfully, or that any acquisition will achieve the anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position.

We rely on contractors to conduct a significant portion of our operations and construction projects.

A significant portion of our operations and construction projects are currently conducted in whole or in part by contractors, including specifically our mining contractor at the El Gallo 1 mine. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

• Negotiating agreements with contractors on acceptable terms;

• The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

• Reduced control and oversight over those aspects of operations which are the responsibility of the contractor;

• Failure of a contractor to perform under its agreement;

• Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

• Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

• Problems of a contractor with managing its workforce, labor unrest or other related employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

We depend on a limited number of personnel and the loss of any of these individuals could adversely affect our business.

Our company is dependent on key management, namely our Chairman and Chief Executive Officer; our Chief Financial Officer, our Chief Operating Officer; our Managing Director, our Vice President, Argentina; and our Vice President, Projects. Robert R. McEwen, our Chairman and Chief Executive Officer, is responsible for strategic direction and the oversight of our business. Nathan Stubina, our Managing Director; William Faust, our Chief Operating Officer; Simon Quick, our Vice President, Projects; and Andrew Elinesky, our Vice President, Argentina, oversee project development in Mexico, Nevada and Argentina. Perry Y. Ing, our Chief Financial Officer, is responsible for our public reporting and administrative functions. We rely heavily on these individuals for the conduct of our business. The loss of any of these officers may significantly and adversely affect our business. In that event, we would be forced to identify and retain an individual to replace the departed officer. We may not be able to replace one or more of these individuals on terms acceptable to us. We have no life insurance on the life of any officer.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies, or may be involved in related pursuits that could present conflicts of interest with their roles at our Company. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to the other directors and may be required to abstain from voting on the matter.

The laws of the State of Colorado, our Articles of Incorporation and agreements with certain officers and directors may protect our directors from certain types of lawsuits.

The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the Company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law, including through stand-alone indemnity agreements. We have also entered into indemnification agreements with our executive officers and directors which require that we indemnify them against certain liabilities incurred by them in their capacity as such. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

We are currently the subject of an inquiry by the SEC Division of Enforcement with respect to the accounting treatment of Los Azules.

We are currently the subject of an inquiry by the SEC’s Division of Enforcement requesting certain information from us (the “Inquiry”). The Inquiry commenced in late November 2013. The SEC has stated that the Inquiry should not be construed as an indication by the SEC or its staff that any violation of law has occurred, nor should it be considered a reflection on any person, entity or security. Based on our assessment of the questions asked and documents requested by the SEC, we believe the Inquiry concerns the accounting treatment of the Company’s Los Azules project for the period ending June 30, 2013 (“Q2 2013”) and specifically why the Los Azules project was not classified as “held for sale” pursuant to ASC 360, Property, Plant, and Equipment, and why we did not record an impairment relating to Los Azules during Q2 2013, at which time the Company’s precious metals assets in Argentina were impaired and during which time the Company was engaging in a sales process for the Los Azules project.

The Company conducts a review of potential impairment triggers for all its mineral projects on a quarterly basis. In Q1 2014, no indicators of impairment were identified for Los Azules. In Q2 2014, indicators of impairment for Los Azules were identified due to the sale of Lumina Copper Corp.’s Taca Taca copper project to First Quantum Minerals Ltd. The Company consequently recorded an impairment charge of $120.4 million relating to Los Azules during Q2 2014. In Q3 2014, no indicators of impairment were identified for Los Azules. For Q4 2014, annual impairment testing was performed on all assets. The Company noted a further decline in the observed market value of comparable transactions, which the Company considered to be an indicator of impairment. As a result, the Company recorded an additional impairment of $107.9 million in Q4 2014. In Q1 2015, no indicators of impairment were identified for Los Azules. The Company believes that the “asset held for sale” criteria under ASC 360 were never satisfied for Los Azules in any of the periods presented above.

We have cooperated fully and intend to continue to cooperate fully with the SEC.  Following a meeting with the SEC in Washington, DC on April 7, 2014, we delivered our responses to the SEC’s third request for documents in late April 2014.  On September 30, 2014, we received a fourth request for documents. We delivered our responses to that request on October 30, 2014. At this point, we are unable to predict what, if any, consequences the Inquiry may have on us. However, the Inquiry may continue to result in considerable legal expenses and divert management’s attention from other business concerns. If the SEC were to commence legal action, we could be required to pay significant penalties or other amounts and could become subject to injunctions, an administrative cease and desist order or other equitable remedies. The resolution of the Inquiry could require the filing of restatements of our prior financial statements or require that we take other actions not presently contemplated. We can provide no assurances as to the outcome of the Inquiry, and the outcome could have a material adverse impact on our business.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding, including regulatory proceedings, could have a material adverse effect on our financial position and results of operations.

Risks Relating to Our Common Stock

A small number of existing shareholders own a significant portion of McEwen Mining common stock, which could limit your ability to influence the outcome of any shareholder vote.

As of June 2, 2015, Mr. McEwen beneficially owned approximately 25%, or 74.7 million shares, of the 300.5 million shares of McEwen Mining common stock (assuming all outstanding Exchangeable shares not held by McEwen Mining or its subsidiaries are exchanged for an equivalent amount of McEwen Mining common stock). Under our Articles of Incorporation and the laws of the State of Colorado, the vote of the holders of a majority of the shares voting at a meeting at which a quorum is present is generally required to approve most shareholder action. As a result, Mr. McEwen will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers, acquisitions or other significant corporate transactions.

Our stock price may be volatile, and as a result you could lose all or part of your investment.

In addition to other risk factors identified herein and to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

• Changes in the worldwide price for gold, silver and/or copper;

• Volatility in the equities markets;

• Disappointing results from our exploration or production efforts;

• Producing at rates lower than those targeted;

• Political and regulatory risks;

• Weather conditions, including unusually heavy rains;

• Failure to meet our revenue or profit goals or operating budget;

• Decline in demand for our common stock;

• Downward revisions in securities analysts’ estimates or changes in general market conditions;

• Technological innovations by competitors or in competing technologies;

• Investor perception of our industry or our prospects;

• Actions by government central banks; and

• General economic trends.

During the 2014 calendar year the price of our stock has ranged from a low of $0.92 to a high of $3.56. In addition, stock markets in general have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, you may be unable to resell your shares at a desired price.

We have never paid a dividend on our common stock and we do not anticipate paying one in the foreseeable future.

We have not paid a dividend on our common stock to date, and we do not expect to be in a position to pay dividends in the foreseeable future. Any earnings from the San José mine will likely be retained to finance our growth. Any future dividends will depend upon any future earnings, our then-existing financial requirements and other factors, and will be at the discretion of our Board of Directors.

Gain recognized by non-U.S. holders and non-U.S. persons holding any interest in the Company other than solely as a creditor (including, for example, interests in the form of our convertible debt, if any) on the sale or other disposition of our securities may be subject to U.S. federal income tax.

We believe that we currently are a “United States real property holding corporation” under section 897(c) of the Internal Revenue Code (the “Code”), or USRPHC, and that there is a substantial likelihood that we will continue to be a USRPHC in the future. Subject to certain exceptions, securities (other than securities that provide no interest in a corporation other than solely as a creditor) issued by a corporation that has been a USRPHC at any time during the preceding five years (or the non-U.S. holder’s holding period for such securities, if shorter) are treated as U.S. real property interests, or USRPIs, and a gain recognized by a non-U.S. holder on the sale or other disposition of a USRPI is subject to regular U.S. federal income tax, on a net basis at graduated rates, as if such gain were effectively connected with the conduct by such holder of a U.S. trade or business. If gain recognized by a non-U.S. holder from the sale or other disposition of McEwen Mining common stock or other securities is subject to regular net basis income tax under these rules, the transferee of such McEwen Mining common stock or other securities may be required to deduct and withhold a tax equal to 10% of the gross amount paid to the non-U.S. holder with respect to the sale or other disposition, unless certain exceptions apply. Any tax withheld may be credited against the U.S. federal income tax owed by the non-U.S. holder for the year in which the sale or other disposition occurs.

The exercise of options and the future issuances of McEwen Mining common stock will dilute current shareholders and may reduce the market price of McEwen Mining common stock.

Under certain circumstances, McEwen Mining’s board of directors (the “McEwen Mining Board”) has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. McEwen Mining may issue equity in the future in connection with acquisitions, strategic transactions or for other purposes. Based on the need for additional capital to fund expected growth, it is likely that we will issue additional securities to provide such capital and that such additional issuances may involve a significant number of shares of McEwen Mining common stock.

Issuance of additional securities in the future will dilute the percentage interest of existing shareholders of McEwen Mining and may reduce the market price of McEwen Mining common stock and other securities.

Furthermore, the sale of a significant amount of McEwen Mining common stock by any selling security holders, specifically Mr. Robert R. McEwen (“Mr. McEwen”), our Chairman and Chief Executive Officer, may depress the price of McEwen Mining common stock. As a result, you may lose all or a portion of your investment.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements.  Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•                  decisions of foreign countries and banks within those countries;

•                  commodity price fluctuations;

•                  technological changes in the mining industry;

•                  changes in our business strategy;

•                  interpretation of drill hole results and the geology, grade and continuity of mineralization;

•                  the uncertainty of reserve estimates and timing of development expenditures;

•                  unexpected changes in business and economic conditions;

•                  changes in interest rates and currency exchange rates;

•                  timing and amount of production, if any;

•                  our costs;

•                  changes in exploration and overhead costs;

•                  access and availability of materials, equipment, supplies, labor and supervision, power and water;

•                  results of current and future exploration activities;

•                  results of pending and future feasibility studies;

•                  local and community impacts and issues;

•                  accidents and labor disputes; and

•                  other risks identified in the section entitled “RISK FACTORS” in any post-effective amendment or prospectus supplement hereto, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

This list, together with the factors identified under the section entitled “RISK FACTORS” above is not an exhaustive list of the factors that may affect any of our forward-looking statements. You should read this prospectus, any post-effective amendment and any prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus, any post-effective amendment and any prospectus supplement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. We do not undertake to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law. You should review our subsequent reports filed from time to time with the SEC on Forms 10-K, 10-Q and 8-K and any amendments thereto. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the Selling Shareholders of shares of common stock pursuant to this prospectus.  All of the 2,715,000 shares which may be offered pursuant to this prospectus are issuable pursuant to the exercise of stock options granted under our Plan.  We will receive proceeds from the exercise of these outstanding stock options upon their exercise based on the exercise prices of the options.  The exercise prices range from $0.91 per share to $7.10 per share.  All proceeds, if any, from the exercise of these options will be added to our working capital.

SELLING SHAREHOLDERS

The Selling Shareholders named in this prospectus are offering all of the 2,715,000 shares offered through this prospectus.  The shares are comprised of 2,715,000 shares that may be sold from time to time upon the exercise of stock options granted to the Selling Shareholders pursuant to our Plan. This prospectus may be supplemented or amended from time to time in order to identify additional shares to be offered by the selling shareholders or by the holders of other control securities.

The following table provides, as of June 1, 2015, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.                                                   the number of shares beneficially owned by each Selling Shareholder prior to this offering;

2.                                                   the total number of shares that are to be offered by each Selling Shareholder; and

3.                                                   the total number and percentage of shares that will be beneficially owned by each Selling Shareholder upon completion of the offering, based on 300,530,174 shares of common stock and exchangeable shares outstanding as of June 1, 2015.

Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholders.  Information with respect to “Number of Shares Beneficially Owned Prior to the Offering” includes the shares issuable upon exercise of the stock options held by the Selling Shareholders that are exercisable within 60 days of the date of this prospectus. The “Number of Shares that may be Offered” includes the shares that may be acquired by the Selling Shareholders pursuant to the exercise of stock options granted to the Selling Shareholders pursuant to our Plan, including some shares that are issuable upon the exercise of stock options that may be exercisable more than 60 days from the date of this prospectus.  Information with respect to “Number of Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the Selling Shareholder under this prospectus but no other purchases or sales of our common stock by the Selling Shareholders.  Except as described below and to our knowledge, the named Selling Shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares.

Because the Selling Shareholders may offer all, some or none of the shares currently owned or the shares received upon exercise of the options pursuant to the offering contemplated by this prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of common stock that will be held upon termination of this offering.

Up to 2,715,000 shares of common stock which may be issued pursuant to the exercise of stock options by our officers or directors, who may be deemed to be “affiliates” of our company, as such term is defined in Rule 405 under the Securities Act, and who are eligible to participate in our Plan, may be sold pursuant to this prospectus. Eligibility to participate in the Plan is available to our officers, directors, employees and eligible consultants, as determined solely by our Board of Directors. Options to purchase up to 2,715,000 shares of common stock have been granted under our Plan to certain of our directors and officers, each of whom is named as a Selling Shareholder in this prospectus. The following table contains information for the Selling Shareholders offering 2,715,000 shares pursuant to the Plan:

	Number of Shares				Shares Beneficially Owned After
Name of Selling	Beneficially Owned		Number of Shares that		the Offering
Shareholder(1)	Prior to the Offering		may be Offered		Number	Percent
Allen V. Ambrose(2)	461,904	(4)(5)	90,000	(4)(12)	431,904	*

Michele L. Ashby(2)	227,500	(6)	245,000	(6)(12)	42,500	*

Leanne M. Baker(2)	252,760	(7)	278,000	(7)(12)	34,760	*

Richard W. Brissenden(2)	30,000	(4)	90,000	(4)(12)	—	*

Gregory P. Fauquier(2)	—		100,000	(13)	—	*

Donald R. M. Quick(2)	130,000	(4)	90,000	(4)(12)	100,000	*

Michael L. Stein(2)	519,870	(4)	90,000	(4)(12)	444,870	*

Perry Y. Ing(3)	427,000	(8)	580,000	(8)(14)	47,000	*

Nathan M. Stubina(3)	17,000		210,000	(15)	17,000	*

Andrew L. Elinesky(3)	96,000	(9)	201,000	(9)(16)	—	*

Simon T. Quick(3)	81,000	(10)	201,000	(10)(17)	—	*

William A. Faust(3)	400,400	(11)	540,000	(11)(18)	400	*
TOTAL			2,715,000

*                                         Represents less than 1% of the amount of common stock to be outstanding after the offering.

(1)                                 Except as otherwise indicated, the address of each beneficial owner is c/o McEwen Mining Inc., 150 King Street West, Suite 2800, Toronto, Ontario, Canada M5H 1J9

(2)                                 Director.

(3)                                 Officer.

(4)                                 Includes 30,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.

(5)                                 Includes 49,500 Exchangeable Shares convertible into an equal amount of our common stock at any time.

(6)                                 Includes 185,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(7)                                 Includes 218,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(8)                                 Includes 380,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(9)                                 Includes 96,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(10)                          Includes 81,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(11)                          Includes 400,000 shares underlying stock options, which are exercisable within 60 days of the date of this prospectus.

(12)                          Includes: (i) 15,000 shares underlying stock options that are exercisable on or after August 11, 2015; (ii) 15,000 shares underlying stock options that are exercisable on or after May 21, 2016; (iii) 15,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iv) 15,000 shares underlying stock options that are exercisable on or after August 11, 2017, so long as the Selling Shareholder remains with the company until that time.

(13)                          Includes: (i) 33,333 shares underlying stock options that are exercisable on or after August 11, 2015; (ii) 33,333 shares underlying stock options that are exercisable on or after August 11, 2016; and (iii) 33,334 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

(14)                          Includes: (i) 50,000 shares underlying stock options that are exercisable on or after August 11, 2015;  (ii) 50,000 shares underlying stock options that are exercisable on or after May 21, 2016; (iii) 50,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iv) 50,000 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

(15)                         Includes: (i) 70,000 shares underlying stock options that are exercisable on or after August 11, 2015; (ii) 70,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iii) 70,000 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

(16)                          Includes: (i) 25,000 shares underlying stock options that are exercisable on or after August 11, 2015;  (ii) 30,000 shares underlying stock options that are exercisable on or after May 21, 2016; (iii) 25,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iv) 25,000 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

(17)                          Includes: (i) 30,000 shares underlying stock options that are exercisable on or after August 11, 2015;  (ii) 30,000 shares underlying stock options that are exercisable on or after May 21, 2016; (iii) 30,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iv) 30,000 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

(18)                          Includes: (i) 30,000 shares underlying stock options that are exercisable on or after August 11, 2015;  (ii) 50,000 shares underlying stock options that are exercisable on or after May 21, 2016; (iii) 30,000 shares underlying stock options that are exercisable on or after August 11, 2016; and (iv) 30,000 shares underlying stock options that are exercisable on or after August 11, 2017 so long as the Selling Shareholder remains with the company until that time.

Each Selling Shareholder has purchased or will acquire our common stock for investment and with no present intention of distributing or reselling such shares unless registered for resale.  However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their shares when they deem appropriate, we have filed a Form S-8 registration statement with the SEC of which this prospectus forms a part with respect to the resale of the shares from time to time as described below under “PLAN OF DISTRIBUTION”.  We have agreed to prepare and file such amendments and supplements to the registration statement and to keep the registration statement effective until all the shares offered hereby have been sold pursuant thereto, until such shares are no longer, by reason of Rule 144 under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the Selling Shareholders.

Certain of the Selling Shareholders, their associates and affiliates may from time to time perform services for us or our subsidiaries in the ordinary course of business.

PLAN OF DISTRIBUTION

The shares offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders.  Alternatively, the Selling Shareholders may from time to time offer the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of shares for whom they may act as agents.  The Selling Shareholders and any underwriters, broker/dealers or agents that participate in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the shares by them deemed to be underwriting discounts and commissions under the Securities Act.

The shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.  The sale of the shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national or international securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options.  At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act if the requirements for the availability of such rules have been satisfied.

To comply with the securities laws of certain jurisdictions, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

The Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Shareholders.  The foregoing may affect the marketability of the shares.

All expenses of the registration of the shares will be paid by us, including, without limitation, SEC filing fees and expenses and compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any.

LEGAL MATTERS

The validity of the shares of common stock offered hereby by will be passed upon for us by Dufford & Brown, P.C., Denver, Colorado.

EXPERTS

Our financial statements as of December 31, 2014 and for the three years then ended incorporated by reference in this prospectus have been included in reliance on the report of KPMG LLP, Toronto, Canada, our independent registered public accounting firm. These financial statements have been incorporated by reference herein, and have been included upon the authority of said firm as an expert in accounting and auditing.

The technical information relating to our San José mine, including the estimate of mineralized material in place therein have been incorporated by reference into this prospectus in reliance on the report of P&E Mining Consultants, Inc., an expert in mining and metallurgical matters.

NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH  INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS.  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS TO ANY OF THE TIME SUBSEQUENT TO ITS DATE.  HOWEVER, THE COMPANY HAS UNDERTAKEN TO AMEND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART TO REFLECT ANY FACTS OR EVENTS ARISING AFTER THE EFFECTIVE DATE THEREOF WHICH INDIVIDUALLY OR IN THE AGGREGATE REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT.  IT IS ANTICIPATED, HOWEVER, THAT MOST UPDATED INFORMATION WILL BE INCORPORATED HEREIN BY REFERENCE TO THE COMPANY’S REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.  SEE “DOCUMENTS INCORPORATED BY REFERENCE.”

ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.  THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

You should rely only on the information contained in this document or that we have referred you to.  We have not authorized anyone to provide you with information that is different.  This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

2,715,000 Shares

McEWEN MINING INC.

Common Stock

PROSPECTUS

June 3, 2015

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item. 3.  Incorporation of Documents by Reference

Included in the prospectus.

Item 4.  Description of Securities

Not applicable.

Item 5.  Interests of Named Expert and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our executive officers and directors which provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, but subject to certain exceptions, any of our directors or officers who are made or threatened to be made a party to a proceeding, by reason of the person serving or having served in their capacity as an executive officer or director with us.  We may also be required to advance expenses of defending any proceeding brought against them while serving in such capacity.

Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.

The Colorado Business Corporation Act (“CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he or she was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard.  Indemnification is limited to reasonable expenses.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA.  Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•                  any breach of the duty of loyalty to us or our stockholders;

•                  acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•                  dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

i

•                  violations of certain laws; or

•                  any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by our Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by its is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7.  Exemption from Registration Claimed

Not applicable.

Item 8.  Exhibits

The following exhibits are filed with this registration statement:

Exhibit
Number	Description
4.1	Amended and Restated McEwen Mining Inc. Equity Incentive Plan (incorporated herein by reference Exhibit 4.1 to the Company’s Form 8-K (SEC File No. 001-33190) filed with the SEC on May 29, 2015).

5.1	Opinion of Dufford & Brown, P.C. (filed herewith).

23.1	Consent of Dufford & Brown, P.C. (contained in Exhibit 5.1).

23.2	Consent of KPMG LLP, Toronto, Canada (filed herewith).

23.3	Consent of P&E Mining Consultants Inc. (filed herewith).

Item 9.  Undertakings

(a) The undersigned Registrant hereby undertakes:

(1)                                 To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on this 3rd day of June, 2015.

McEWEN MINING INC.

By:	/s/ Perry Y. Ing
Perry Y. Ing
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ Robert R. McEwen	Chief Executive Officer and Chairman	June 3, 2015
Robert R. McEwen	(Principal Executive Officer)

/s/ Perry Y. Ing	Vice President, Chief Financial Officer	June 3, 2015
Perry Y. Ing	(Principal Financial and Accounting Officer)

/s/ Allen V. Ambrose	Director	June 3, 2015
Allen V. Ambrose

/s/ Michele L. Ashby	Director	June 3, 2015
Michele L. Ashby

/s/ Leanne M. Baker	Director	June 3, 2015
Leanne M. Baker

/s/ Richard W. Brissenden	Director	June 3, 2015
Richard W. Brissenden

/s/ Gregory P. Fauquier	Director	June 3, 2015
Gregory P. Fauquier

/s/ Donald R. M. Quick	Director	June 3, 2015
Donald R. M. Quick

/s/ Michael L. Stein	Director	June 3, 2015
Michael L. Stein

Index to Exhibits

The following exhibits are filed with this registration statement:

Exhibit
Number	Description
4.1	Amended and Restated McEwen Mining Inc. Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K (SEC File No. 001-33190) filed with the SEC on May 29, 2015).

5.1	Opinion of Dufford & Brown, P.C. (filed herewith).

23.1	Consent of Dufford & Brown, P.C. (contained in Exhibit 5.1).

23.2	Consent of KPMG LLP, Toronto, Canada (filed herewith).

23.3	Consent of P&E Mining Consultants Inc. (filed herewith).